UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                    HPR Inc.
         ______________________________________________________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
         ______________________________________________________________
                         (Title of Class of Securities)

                                   403912 10 8
         ______________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent hereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  403912 10 8

1)  NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marcia J. Radosevich

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)__
     (b)__

3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     5) SOLE VOTING POWER
          851,805 (includes 275,575 shares subject to currently exercisable options)

     6) SHARED VOTING POWER

          0

     7) SOLE DISPOSITIVE POWER
          851,805 (includes 275,575 shares subject to currently exercisable options)

     8) SHARED DISPOSITIVE POWER

          0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     851,805 (includes 275,575 shares subject to currently exercisable options)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.52%

12) TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
 Item 1: (a)   HPR Inc.
         (b)   245 First Street, Cambridge, MA  02142

Item 2:  (a)   Marcia J. Radosevich
         (b)   c/o HPR Inc., 245 First Street, Cambridge, MA  02142
         (c)   U.S.A.
         (d)   Common Stock, $0.01 Par Value
         (e)   403912 10 8

Item 3:        Not Applicable

Item 4:  (a) 851,805 ( includes 275,575 shares subject to currently-exercisable options)
         (b)   5.52%
         (c)     (i)    851,805
                (ii)          0
               (iii)    851,805
                (iv)          0

Item 5:      Not Applicable

Item 6:      Not Applicable

Item 7:      Not Applicable

Item 8:      Not Applicable:

Item 9:      Not Applicable

Item 10:     Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 13, 1997

By:     /s/Marcia J. Radosevich

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